ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 26, 2017	Christopher D. Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:                             Post-Effective Amendment Number 14 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) (the “Trust”) on Form N-1A filed on July 14, 2017, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Dear Ms. Rossotto:

On July 14, 2017, the Trust filed the above-referenced amendment to the Registration Statement of the Trust, for the purpose of registering for public offer and sale the shares of The Global Select Equity Fund, The International Concentrated Growth Fund, and The Positive Change Equity Fund (each a “Fund” and together, the “Funds”), three series of the Trust. On August 31, 2017, the staff of the Securities and Exchange Commission (the “SEC”) provided comments regarding the amendment by telephone to George B. Raine, Christopher Labosky and Anne-Claire Bogle of Ropes & Gray LLP, counsel to the Trust, and Gareth Griffiths of Baillie Gifford Overseas Limited (“BGOL”). We respectfully submit this comment response letter on behalf of the Trust. For convenience of reference, each of the comments is summarized before the Trust’s responses.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

To the extent responses below indicate that a change will be made in response to a comment, the change will be reflected in an amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act. The Trust anticipates making this filing under Rule 485(b) on September 27, 2017.

1.                                      Comment: The Funds state in footnote (b) to the table under Fund Summaries—Annual Fund Operating Expenses that “Class K and Institutional Class were unfunded as of the date of this Prospectus.” As each Fund is a new Fund, this language is neither permitted nor required by Form N-1A. Please remove footnote (b).

Response: The Funds will remove the language referenced above from footnote (b) to the table under Fund Summaries—Annual Fund Operating Expenses.

2.                                      Comment: The Funds state in footnote (b) to the table under Fund Summaries—Annual Fund Operating Expenses that “Other Expenses have been estimated for these share Classes based on an estimated $50 million in assets for the Fund as a whole.” Please revise this disclosure per Form N-1A to state that “Other expenses have been estimated for the current fiscal year.”

Response: The Funds respectfully observe that Instruction 6(a) to Item 3 of Form N-1A requires that a New Fund (as defined in Form N-1A) “Disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.” The Funds do not view this provision of Form N-1A as prohibiting concise disclosure in the permitted footnote stating the basis on which “Other Expenses” have been estimated and believe that such disclosure is useful for investors and potential investors. In response to this comment, the Funds will revise the relevant footnote as follows (new language underlined and deleted language struck through):

(b) ~~Class K and Institutional Class were unfunded as of the date of this Prospectus. Therefore,~~ Other Expenses have been estimated for the current fiscal year ~~these share Classes~~  based on estimated Fund assets of $25 million, the minimum initial investment amount for Class K shares. ~~an estimated $50 million in assets for the Fund as a whole.~~

3.                                      Comment: The Funds state in footnote (c) to the table under Fund Summaries—Annual Fund Operating Expenses that “Other expenses may vary among Classes due to share class specific expenses.” This language is neither permitted nor required by Form N-1A. Please remove footnote (c).

Response: The Funds will remove footnote (c) from the table under Fund Summaries—Annual Fund Operating Expenses.

4.                                      Comment: We note that under Fund Summaries—Example of Expenses, the Funds state that “The example below also applies to any contractual expense waivers and/or expense reimbursements to the first year of each period listed in the table,” although the table under Annual Fund Operating Expenses does not disclose any contractual expense waiver or expense reimbursement. If no contractual expense waiver or expense reimbursement will be disclosed, please remove the quoted language.

Response: Each Fund confirms that it has entered into a contractual expense waiver/expense reimbursement agreement with BGOL. Disclosure regarding this contractual agreement will be added to the table under Annual Fund Operating Expenses for each Fund, which will show separate rows for gross expenses, the amount of the waiver and net expenses after the waiver.

5.                                      Comment: We note that each Fund discloses an anticipated portfolio turnover rate under Fund Summaries—Portfolio Turnover. As each Fund is a new Fund, this language is neither permitted nor required by Form N-1A. Please remove the disclosure in each Fund summary related to the Fund’s anticipated portfolio turnover rate.

Response: Each Fund will remove the disclosure under Fund Summaries—Portfolio Turnover relating to the anticipated turnover rate for the Fund.

6.                                      Comment:  The summary Principal Investment Strategies section for each Fund discloses that each Fund “may hold equity securities either directly or indirectly, such as through depositary receipts.” If any Fund will hold equity securities indirectly through any other means as part of its principal investment strategy, please add appropriate disclosure to the Fund’s summary Principal Investment Strategies section. Please also confirm whether any Fund may invest in unsponsored depositary receipts as a principal investment strategy and, if so, please include appropriate risk disclosure in the Prospectus.

Response:  Each Fund confirms that it does not specifically target holding equity securities indirectly through instruments other than depositary receipts as part of its principal investment strategy. Each Fund further confirms that it does not currently intend to target investments in unsponsored depositary receipts as part of its principal investment strategy and that, since any investment in such instruments would be used to gain equity exposure, the Funds believe such risks are appropriately covered by the existing “Equity Securities Risk” in the Prospectus. As a result, the Funds do not intend to introduce additional disclosure in response to this comment.

7.                                      Comment: Each Fund discloses in its summary Principal Investment Strategies section that it may invest in issuers located in countries of developed or emerging markets. For each Fund, please include the Fund’s definition of “emerging market,” or the definition used by the Fund’s benchmark index, in the Prospectus.

Response: The Funds will add the following disclosure to the Prospectus under Additional Investment Strategies:

“Emerging Markets — Each Fund may invest in issuers located in emerging markets. The Funds consider emerging markets countries to be comprised of those that are not categorized by MSCI as developed markets.”

8.                                      Comment: With regard to each Fund’s statement contained in its summary Principal Investment Strategies section that the portfolio managers select companies without regard to the relevant benchmark, please include detail on how the Fund’s portfolio managers make investment decisions.

Response: Each Fund will add the following disclosure under Principal Investment Strategies:

“The portfolio managers focus on company research and the long term outlook of companies and industries. Ideas can come from a wide variety of sources, including, but not limited to, research trips, company meetings, relationships with industry thought leaders and academics, and wider reading. Stock ideas will be researched to asses a range of factors, including: backdrop, competitive advantage, management, financial strength and valuation.”

9.                                      Comment:  Please add Prospectus disclosure clarifying the meanings of the terms “quality” and “growth” as used in each Fund’s Principal Investment Strategies section.

Response: The Prospectus will be revised to add the following disclosure under Additional Investment Strategies:

“Each Fund seeks to invest in quality growth companies. When assessing whether a company is ‘quality,’ a Fund considers a range of factors, including, but not limited to: financial strength, level of financial leverage, profitability, quality of management (including capital allocation decisions) and durability of competitive advantage. When assessing whether a company is ‘growth,’ a Fund considers a range of factors, including, but is not limited to, the ability of the company to grow earnings faster than the market expects.”

10.                               Comment: Please move the reference to the possibility of “extended periods of underperformance under unfavorable market conditions,” contained in the summary Principal Investment Strategies for both The Global Select Equity Fund and The International Concentrated Growth Fund’s to the risk sections for each Fund.

Response: The requested change will be made by deleting the referenced language from the Principal Investment Strategies section and adding the following risk disclosure for each Fund:

“Long-Term Investment Strategy Risk: The Fund pursues a long-term investment approach, typically seeking returns over a 5-10 year period. This investment style may cause the Fund to lose money or underperform compared to its benchmark index or other mutual funds over the short term, and the Fund may not perform as expected in the long term.  An investment in the Fund may be more suitable for long-term investors who can bear the risk of short-term fluctuations in the value of the Fund’s portfolio, including short-term losses.”

11.                               Comment: Please expand on what is meant by “corporate governance and stewardship” as referenced in the Global Select Equity Fund’s summary Principal Investment Strategies section.

Response: The Fund will add the following disclosure to its Item 9 Principal Investment Strategies section (new language underlined and deleted language struck through):

“Portfolio construction decisions are then taken by a single, central team, which consists of the individual portfolio managers, ~~including~~ alongside a member of the Manager’s dedicated corporate governance team. The role of the latter is to ensure that stewardship issues are considered alongside ~~other investment considerations~~ the investment considerations outlined above.

Corporate governance analysis focuses on a number of different aspects relating to the control, oversight and management of a company. Despite extensive regulation and the creation of a number of national-level corporate governance codes, companies still have broad discretion over how they choose to be incorporated, governed and operated. As long-term investors we pay close attention to these variables, taking particular interest in the following areas of a company’s business:

•                  the capital structure, articles of incorporation, and the country or countries of incorporation and listing;

•                  the treatment and protection of minority shareholders;

•                  the alignment of interests between management, strategic shareholders and other investors;

•                  the composition and effectiveness of the Board of Directors, the quality and performance of management, and the remuneration of key employees;

•                  the corporate culture and approach to sustainable business, and the management of relationships with customers, employees, suppliers, regulators and the wider community.

Our ongoing assessment of corporate governance issues will determine how we choose to vote at company shareholder meetings and how we engage with management. This combination of ongoing company monitoring and research, and ‘active ownership’ through voting and engagement, is how we define stewardship.”

12.                               Comment: In The Global Select Equity Fund’s summary Principal Investment Strategies section, the Fund states that “the portfolio managers take into account corporate governance and stewardship alongside other investment considerations.” If such considerations form part of the Fund’s principal investment strategy, please describe what “other investment considerations” the portfolio managers take into account.

Response: The Fund will clarify the referenced language as follows (new language underlined and deleted language struck through):

“In selecting portfolio investments, the portfolio managers take into account corporate governance and stewardship alongside ~~other investment considerations~~ the investment considerations outlined above.”

13.                               Comment: We note that The Global Select Equity Fund references currency derivatives such as “currency forwards” and “related options” in its summary Principal Investment Strategies section. Please include appropriate risk disclosure in the Prospectus relating to the Fund’s use of these derivative instruments.

Response: The Fund respectfully submits that risks associated with the use of currency forwards and related options are adequately addressed under Principal Investment Risk—Currency and Currency Hedging Risk. Since the Fund does not currently intend to use these instruments except potentially in furtherance of a currency hedging strategy, the Fund respectfully declines to include additional disclosure in response to this comment.

14.                               Comment: Please add separate risk disclosure in each Fund’s summary Principal Risk section relating to each equity instrument in which the Fund invests as part of its principal investment strategy.

Response: The Funds respectfully submit that the Equity Securities Risk included in response to Item 9 of Form N-1A discusses in detail the risks associated with a Fund’s investment in common stocks, preferred stocks, convertible securities, warrants and depositary receipts. In addition, the Funds’ SAI includes additional disclosure on the features and risks associated with each of these instruments. The Funds believe that their current summary risk disclosure is consistent with the SEC’s pronouncements in Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 (Jan. 13, 2009) and the SEC staff positions taken in the Investment Management Guidance Update 2014-08. The Fund believes that guidance stands for the proposition that that the summary section of a prospectus should be succinct, clear and concise, and that unnecessarily long and duplicative summary sections undermine their usefulness. The Funds believe that including in each Fund summary separate, detailed disclosure of the risks associated with each type of equity security in which a Fund may invest would make the Fund summaries less succinct, clear and concise and may undermine their usefulness.

15.                               Comment: Please consider whether the heading Focused Investment Risk, contained within The Global Select Equity Funds’ Principal Risks section, is appropriate given the content of the risk disclosure contained under that heading.

Response: The Fund will revise the disclosure contained under Focused Investment Risk for each of the Funds as follows (new language underlined and deleted language struck through):

“Should the Fund focus its investments in related, or a limited number of, countries, regions, sectors, or companies ~~that are closely correlated with one another~~, this could create more risk and greater volatility than if the Fund’s investments were less ~~correlated~~ focused.”

16.                               Comment: The disclosure under Principal Risks—Socially Responsible Investing Risk for The Global Select Equity Fund and The Positive Change Equity Fund states that the Fund’s environmental, social and governance criteria may limit the Fund’s available investments. In each Fund’s summary Principal Investment Strategies section, please detail these limitations and when they would apply. Please also confirm whether The Global Select Equity Fund is subject to social and environmental limitations in pursuing its principal investment strategy.

Response: The investment strategies pursued by The Positive Change Equity Fund and The Global Select Equity Fund are designed to incorporate environmental, social and governance issues in a positive way, as opposed to through a negative filter. Thus, in response to this comment, the Funds will revise this risk disclosure as follows (new language underlined and deleted language struck through):

“Socially Responsible Investing Risk — The Fund’s incorporation of environmental, social and governance ~~criteria~~ considerations in its investment process may ~~limit the available~~ cause it to make different investments ~~compared to~~ than ~~similar~~ funds that have a similar investment universe and/or investment style but that do not incorporate such considerations in their strategy or investment processes. ~~with no such criteria.~~ Under certain economic conditions, this could cause the Fund’s investment performance to be worse than similar funds that do not incorporate such considerations in their investment strategies or processes. ~~such criteria.~~”

17.                               Comment: Please confirm that each of the portfolio managers listed in the Management sections of each Fund summary are primarily responsible for management of the relevant Fund.

Response: Each Fund confirms that the portfolio managers listed in the Management sections of each Fund summary are primarily responsible for management of the relevant Fund.

18.                               Comment: For each Fund, please confirm that the minimum initial investment figures listed in the Purchasing and Selling Fund Shares section are correct.

Response:  Each Fund confirms that the minimum initial investment figures listed in the Purchasing and Selling Fund Shares section are correct.

19.                               Comment: Please include additional detail in the summary Principal Investment Strategies section for The International Concentrated Growth Fund regarding how the portfolio managers make determinations as to what securities to purchase for the Fund.

Response: In response to this comment, the Fund will add the additional disclosure recited in response to Comment 8 above.

20.                               Comment: We note that The International Concentrated Growth Fund discloses under Principal Investment Strategies that the Fund “may invest a relatively large percentage of its assets in a small number of issuers, industries or sectors.” Given the Fund’s investment strategy, please revise the disclosure under Fund Summaries—Principal Risks—Focused Investment Risk to reflect that the Fund will focus its investments, rather than referring to this as a mere possibility.

Response: The Fund will revise the disclosure under Fund Summaries—Principal Risks—Focused Investment Risk as follows (added language underlined and deleted language struck through):

“~~Should~~Because the Fund focuses its investments in countries, regions, sectors, or companies that are closely correlated with one another, this will create more risk than if the Fund’s investments were less correlated.”

21.                               Comment: Please explain what the term “focused” means as used in the summary Principal Investment Strategies section for The International Concentrated Growth Fund.

Response: Each Fund will revise its summary Principal Investment Strategies to remove the references to the term “focused.”

22.                               Comment: The summary Principal Investment Strategies section for The Positive Change Equity Fund states that “Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities.” Please revise the description of the Fund’s test under Rule 35d-1 to refer to the Fund’s “positive change” investment strategy.

Response: The Fund respectfully declines to revise its 80% policy in response to this comment. The Fund observes that the adopting release for Rule 35d-1 states that “[Rule 35d-1] does not apply to fund names that incorporate terms such as “growth” and “value” that connote types of investment strategies as opposed to types of investments.” The Fund believes that “positive change” investing is an investment style and that the phrase “positive change” does not connote a type of investment within the meaning of Rule 35d-1. The Fund notes that, in contrast to a traditional “ESG fund,” the Fund generally does not invest on the basis of a negative “screen,” pursuant to which certain companies may categorically be excluded from consideration as “positive change” companies.

23.                               Comment: Please add disclosure to the summary Principal Investment Strategies section for The Positive Change Equity Fund clarifying the process used by the Fund’s portfolio managers for selecting investments consistent with the Fund’s “positive change” investment strategy.

Response: The Fund will revise its summary Principal Investment Strategies disclosure as follows (new language added in response to this comment underlined):

“The portfolio managers select companies without regard to the MSCI ACWI benchmark. The portfolio managers focus on company research and the long term outlook of companies and industries. Ideas can come from a wide variety of sources, including, but not limited to, research trips, company meetings, relationships with industry thought leaders and academics, and wider reading. Stock ideas will be researched to asses a range of factors, including: backdrop, competitive advantage, management, financial strength and valuation. The intended outcome is a focused portfolio of between 25-50 quality growth companies with the potential to outperform the benchmark over the long-term and which the portfolio managers consider to have core ambitions of delivering a positive change in at least one of the following areas: social inclusion and education, healthcare, the environment, and addressing basic needs and aspirations of the world’s poorest populations.

In order to assess positive change in these areas, the Manager will use a set of internal matrices and/or milestones for each issuer and, over the long term, judge the social impact against these matrices and/or milestones. With respect to each area, the Manager pursues an active, positive approach; investment decisions are generally not made on the basis of negative “screening” of companies viewed as socially irresponsible.

The Fund is a non-diversified fund, which means that it may invest a relatively large percentage of its assets in a small number of issuers, industries or sectors. The Fund tends to hold securities for long periods (typically 5-10 years), which results in relatively low portfolio turnover and is in line with the Fund’s long-term investment outlook.”

24.                               Comment: Under Impact Risk in the Fund Summary for The Positive Change Equity Fund, please add disclosure addressing the risk that companies with “positive change” characteristics may underperform companies without such characteristics.

Response: The Fund believes that its current summary risk disclosure adequately addresses this concept. The Fund observes that its summary risk disclosure includes both “Impact Risk” and “Socially Responsible Investing Risk.” The latter risk factor is intended to address the risk that the Fund’s positive change strategy could negatively impact its investment performance. “Impact Risk,” on the other hand, is intended to address the risk that the Fund’s positive change objectives may not be met. In response to this comment, the Fund will include a cross-reference to “Socially Responsible Investing Risk” within “Impact Risk.”

25.                               Comment: We note that the Item 9 Principal Investment Strategies section for The Global Select Equity Fund states that “the portfolio management team generally performs an environmental, social and governance (“ESG”) analysis on stocks considered for purchase by the Fund.” Please add disclosure elaborating on how the portfolio management team conducts this ESG analysis.

Response: The Fund will revise its Principal Investment Strategies disclosure as follows:

In incorporating stewardship in its investment process, the portfolio management ream generally performs an environmental, social and governance (“ESG”) analysis on stocks considered for purchase by the Fund. This analysis is based on bespoke research conducted by analysts from members of the Manager’s dedicated corporate governance team using a range of different information sources including corporate reports, monitoring services and specialist ESG data providers. This analysis is reviewed as part of the discussion of the broader investment case for each current and potential portfolio holding.

26.                               Comment: The section entitled Additional Investment Strategies states that the Funds may pursue their investment strategies indirectly, and that “[i]ndirect investments may include . . . derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances).” If any Fund will use exposure through derivatives for the purposes of satisfying its 80% investment policy under Rule 35d-1, please confirm that the Fund will use the mark-to-market value of such derivatives, and not the notional value, in assessing compliance with Rule 35d-1.

Response: None of the Funds currently expects to make significant use (in terms of percentage of net assets) of derivatives. Accordingly, each Fund confirms that it does not currently expect to use exposure to derivatives for purposes of satisfying its 80% investment policy under Rule 35d-1.

27.                               Comment: Each Fund states in its summary Principal Investment Strategies that “The Fund may engage in currency hedging in an attempt to preserve the Fund’s investments in U.S. dollar terms.” Under Additional Investment Strategies—Currency Hedging, the Funds reference specific instruments that they may use to engage in currency hedging, including “currency forward contracts and options thereon, and options and ‘spot’ transactions directly in foreign currencies.” If a Fund invests in any of these instruments as part of its principal investment strategy, please make reference to those instruments in the principal investment strategy section of the Prospectus.

Response: Each Fund confirms that it can carry out currency hedging activities by the use of the instruments noted above in an attempt to preserve the Fund’s investment in U.S. dollar terms. Each Fund will revise the disclosure in question as follows (new language underlined):

“The Fund may engage in currency hedging in an attempt to preserve the Fund’s investments in U.S. dollar terms, which may be accomplished using such instruments as currency forwards, currency spot transactions and related options.”

28.                               Comment: Under Additional Investment Strategies—Location of Issuers, the Funds state that the Manager will consider, among other factors, “third party information” in determining where an issuer is located for purposes of the Funds’ policies. Please provide additional disclosure explaining what is meant by this phrase.

Response: The Funds will clarify that “third party information” includes information produced by third party data analytics service providers.

29.                               Comment: Under Principal Investment Risks—Currency and Currency Hedging Risk, the Funds include disclosure describing the risk of loss associated with movements in non-U.S. currencies relative to U.S. dollars. Please consider including similar disclosure in each Funds’ summary risk disclosure under Currency Hedging Risk.

Response: Each Fund will revise its summary Currency and Currency Hedging Risk as follows (new language underlined):

Currency and Currency Hedging Risk — The Fund could lose value if it invests in foreign currencies or securities denominated in foreign currencies which decline in value relative to the U.S. Dollar, or if it invests in products to reduce this exposure, and those products lose value. A Fund may realize a loss if it has exposure to a non-U.S. currency, and this non-U.S. currency declines in value, relative to the U.S. dollar. Similarly, a Fund may realize a loss if the Fund hedges exposure to a non-U.S. currency, and this non-U.S. currency increases in value, relative to the U.S. dollar. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains.

30.                               Comment: Under Principal Investment Risks—Equity Securities Risk, the Funds state that equity securities include “preferred stocks, convertible securities and warrants.” If investing in any of these instruments is a principal investment strategy for any Fund, please add disclosure to the summary strategy and risk sections for such Fund.

Response: Each Fund will revise its summary Principal Investment Strategies disclosure to clarify that the equity securities in which the Fund may invest include preferred stocks, convertible securities and warrants. The Funds believe that their current disclosure under Equity Securities Risk appropriately addresses the risks associated with equity securities, including these instruments, for purposes of the Prospectus summary section.

31.                               Comment: With respect to any Fund with an 80% investment policy of investing in equity securities, please supplementally confirm that, for purposes of satisfying such investment policy, convertible securities will be treated as equity securities only if they are immediately convertible into equities.

Response: Each of The Global Select Equity Fund and The Positive Change Equity Fund confirm that, for purposes of satisfying its 80% investment policy of investing in equity securities, the Fund will treat convertible securities as equity securities only if they are immediately convertible into equities.

32.                               Comment: Under Fund Management—Investment Services, the Funds state that “[a] discussion regarding the basis of the Board’s approval of the Advisory Agreement of each Fund will be available in the first shareholder report after each Fund commences operations.” Please specify whether this disclosure will be included in the annual or semi-annual shareholder report, and please disclose the date of the Board’s approval.

Response: The Funds respectfully observe that Item 27(d)(7) of Form N-1A requires that each annual and semi-annual shareholder report include a statement regarding the basis for approval of a fund’s investment advisory contract “[i]f the board of directors approved any investment advisory contract during the Fund’s most recent fiscal half-year.” Since the Funds will not prepare any shareholder reports before their commencement of operations, the Funds have determined to include this disclosure in the first shareholder report following the Funds’ commencement of operations. Since it is not known definitively when the Funds will commence operations, the Funds cannot know in advance whether this disclosure will be included in the semi-annual or annual shareholder report. It is, however, currently expected that each Fund will commence operations in 2017, in which case the disclosure would appear in the annual report for the year ending December 31, 2017.

33.                               Comment: Please revise the heading Prior Related Performance Information, which we believe may give the misleading impression that the performance information disclosed is that of the Funds.

Response: The Funds will revise this heading to read: “Historical Performance Information for Similar Accounts.”

34.                               Comment: Please identify the SEC no-action guidance on which the Funds are relying in order to present the Manager’s historical performance information and please supplementally confirm that the Manager is in compliance with the conditions of that guidance.

Response: Among other SEC staff guidance, the Funds believe the inclusion of the Manager’s historical performance information in the Prospectus is supported by the Nicholas-Applegate Mutual Funds letter (pub. avail. Aug. 6, 1996) and the GE Funds letter (pub. avail. Feb. 7, 1997). The Funds confirm that, to the best of their knowledge, the Manager is in compliance with the conditions of that guidance.

35.                               Comment: Under Prior Related Performance Information the Funds state that tables set forth historical performance information for all “actual discretionary institutional accounts managed by the Manager and its affiliates that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the related Fund.” Please explain what is meant by the term “actual” in this disclosure, and please revise the disclosure to indicate that the tables show performance information for all the Manager’s discretionary accounts, not solely its discretionary institutional accounts.

Response: The term “actual” is meant to distinguish this information from hypothetical account performance. The Funds will revise the reference to the Manager’s discretionary institutional accounts to refer to “all actual discretionary accounts, all of which are institutional accounts, managed by the Manager.”

36.                               Comment: Under Prior Related Performance Information, please explain the origin of the definition of “Composite,” which the Funds state is defined as an “aggregation of one or more portfolios managed according to a substantially similar investment mandate, objective or strategy.”

Response: The quoted language is the definition of “composite” as used by the Global Investment Performance Standards (see Global Investment Performance Standards, Guidance Statement on Composite Definition, adopted September 28, 2010). The Funds will revise this disclosure as follows (new language underlined):

“The data for each Composite (defined by the Global Investment Performance Standards (“GIPS®”) as an “aggregation of one or more portfolios managed according to a substantially similar investment mandate, objective or strategy”) is provided to illustrate ...”

37.                               Comment: The disclosure under Prior Related Performance Information refers throughout to the “related Fund.” Please revise the disclosure to remove the word “related.”

Response: The requested change will be made.

38.                               Comment: Under Prior Related Performance Information, the Funds state that “to the extent that accounts underlying a Composite are denominated in currencies other than U.S. dollars, the returns of those accounts have been converted to U.S. dollars as of each reference date, prior to factoring those accounts into the Composite performance.” Please add disclosure indicating the currencies in which such accounts are denominated and stating that the performance shown would have been different in the absence of such conversion.

Response: The Funds will revise the referenced disclosure as follows (new language underlined):

“Each Composite’s performance information is calculated on the basis of the returns of underlying accounts expressed in U.S. dollars. The accounts underlying a Composite may be denominated in various currencies other than U.S. dollars; to the extent that accounts underlying a Composite are denominated in currencies other than U.S. dollars, the returns of those accounts have been converted to U.S. dollars as of each reference date, prior to factoring those accounts into the Composite performance. The performance shown would be different in the absence of such conversion.”

39.                               Comment: Please supplementally represent that the Manager has made and kept the records necessary to support the calculation of the performance information shown under Prior Related Performance Information as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 (the “Advisers Act”).

Response: The Manager has represented to the Funds that it has made and kept the records necessary to support the calculation of the performance information shown under Prior Related Performance Information as required by Rule 204-2(a)(16) under the Advisers Act.

40.                               Comment: Under Prior Related Performance Information—Related Account Performance for The Global Select Equity Fund, please revise the presentation of performance information to show at least the same categories of performance information required to be shown under Item 4 of Form N-1A.

Response: The request change will be made.

41.                               Comment: Under Fundamental Investment Policies in the Funds’ Statement of Additional Information, the Funds state that “the SEC takes the position that government securities of a single foreign country (including agencies and instrumentalities of such government) are a separate industry for [purposes of measuring whether more than 25% of the value of a Fund’s total assets at the time of purchase are invested in securities of issuers conducting their principal business activities in the same industry].” Please explain the basis for this statement.

Response: The Funds have determined to delete the quoted statement, which is currently not directly relevant to any Fund’s fundamental investment policies.

42.                               Comment: Under Lack of Operating History in the Fund’s Statement of Additional Information, please disclose that The Global Select Equity Fund, The International Concentrated

Growth Fund and The Positive Change Equity Fund had not commenced operations as of the date of the Statement of Additional Information.

Response: The requested change will be made.

43.                               Comment: Under Risks in the Funds’ Statement of Additional Information, the Funds disclose the risk associated with pursuing a “quality investment style.” Please add similar disclosure to the Funds’ Prospectus.

Response: The Funds will add the following disclosure to the Prospectus under Principal Investment Risks:

“Quality Investment Style Risk — The Funds generally pursue investments in companies that they believe exhibit high returns on equity, stable earnings per share growth, and low financial leverage. This style of investing is subject to the risk that the past performance of these companies does not continue or that the returns on “quality” equity securities are less than returns on other styles of investing or the overall stock market. Market demand for securities of other types of companies may result in “quality” companies remaining undervalued for long periods of time, or indefinitely, negatively impacting the Fund’s ability to achieve positive returns on its investments, even where it has accurately assessed a company’s fundamentals.”

Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses.  Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky
Christopher Labosky

cc:                                Gareth Griffiths, Baillie Gifford Overseas, Ltd.

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.